Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors and Stockholders

Turnstone Systems, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-36342 and No. 333-57224) on Form S-8 of Turnstone Systems, Inc., of our report dated January 17, 2003, with respect to the consolidated balance sheets of Turnstone Systems, Inc. and subsidiaries as of December 31, 2002, and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Turnstone Systems, Inc.

/s/    KPMG LLP

Mountain View, California

March 17, 2003